Filed by Federated Equity Funds on behalf of its portfolio Federated InterContinental Fund

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Act of 1934

Subject Company: Rochdale Atlas Portfolio, a Portfolio of Rochdale Investment Trust (ICA No. 811-08685)

PROJECT ROCKY
Q&A
FINAL-- April 23, 2007
NOT FOR DISTRIBUTION TO CLIENTS, MEDIA, ANALYSTS

SECTION 1: Rochdale/Federated History and Structure

•	Who is Rochdale Investment Management?
Rochdale Investment Management LLC is a private investment counseling firm specializing in intelligently personalized portfolio management for high net worth individuals. Based in New York City with offices nationwide, Rochdale manages $2.4 billion in assets as of March 31, 2007. Working in concert with each client’s financial advisor or CPA, Rochdale develops and manages an intelligently personalized portfolio for each client. Investment strategies are implemented through proprietary separate accounts and funds. The firm’s hallmark is providing integrity, intelligence and innovation in investment management.

•	What is the Rochdale Atlas Portfolio?
The Rochdale Atlas Portfolio is an international mutual fund that uses a unique and proprietary country allocation process. The Portfolio invests in foreign markets, both developed and emerging, in countries, which the Advisor believes have favorable macroeconomic outlooks where the Advisor believes markets are likely to outperform relative to the world based on fundamental valuation, financial and economic attributes.

•  Rochdale also manages mutual funds, don’t they?
Yes. Rochdale carefully designed the Rochdale funds with the goal of providing style-consistent, competitively performing, tax-efficient asset class returns with managed risk. Rochdale believes this is the most efficient means to capture asset class returns that are the foundation for achieving long-term goals within an asset allocation strategy.

•  What mutual funds does Rochdale manage?
Including the Rochdale Atlas Portfolio, there are eight funds in the Rochdale funds family:
1.	Rochdale Atlas Portfolio - a 5-star international fund in Morningstar with a 33.26% return in 2006 and a Lipper Leader for total return and tax efficiency (3/31/07)
2.	Rochdale Large Growth Portfolio - in the top 20% of its Lipper category for 1-year performance (3/31/07)
3.	Rochdale Large Value Portfolio - a Lipper Leader for consistent return and capital preservation (3/31/07)

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Project Rocky Q&A

4.	Rochdale Mid/Small Growth Portfolio - provides style consistent exposure to mid- and small-cap growth stocks
5.	Rochdale Mid/Small Value Portfolio - a Lipper Leader in tax efficiency (3/31/07)
6.	Rochdale Dividend & Income Portfolio - which achieved 22.10% return in 2006 and is a Lipper Leader in capital preservation (3/31/07)
7.	Rochdale Intermediate Fixed Income Portfolio - with dynamic fixed income maturity allocations given our economic outlook
8.	Rochdale Darwin Portfolio - provides exposure to innovative health care companies and the ability to short

•	Who is Federated Investors, Inc.?
Federated Investors, Inc. is one of the largest investment managers in the United States, managing $237.4 billion in assets as of December 31, 2006. With 148 mutual funds and a variety of separately managed account options, Federated provides comprehensive investment management to more than 5,400 institutions and intermediaries including corporations, government entities, insurance companies, foundations and endowments, banks and broker/dealers.

SECTION 2: The Reorganization and The Deal

•	What are “certain intangible assets” that Federated is acquiring?
Federated is acquiring Rochdale’s intellectual property behind the country allocation process and management of the Rochdale Atlas Portfolio. The new Federated InterContinental Fund into which the Rochdale Atlas Portfolio will be reorganized also will succeed to the history and track record of the fund.

•	How much did Federated pay Rochdale?
As a part of the agreement, Federated will make an up-front payment of $5.75 million for the certain assets including intellectual property to Rochdale and will make subsequent contingent payments that will vary with asset levels.

•	Why is Rochdale choosing Federated for this transaction?
Federated has a long-standing reputation for world-class investment management and for high-quality shareholder servicing and we believe that Atlas shareholders will come to appreciate all the expanded services provided as a part of the Federated family of funds.

Rochdale chose to make this strategic transaction because the firm believes it will benefit Rochdale Atlas Portfolio shareholders. First, and most importantly, the breadth and depth of Federated’s global research and trading capabilities provides the opportunity to expand the industry and stock selection process. This is especially important given the advent of globalization and the evolving complexities of the international investing environment. Second, key members of the Rochdale Atlas Portfolio management team have been committed to its ongoing management and be employed by Federated after the transaction closes. Third, Federated’s compliance, legal, and back office capabilities provide the opportunity for significant advantages when managing an international fund. Finally, Federated’s extensive distribution system will likely increase the potential for substantial new asset growth, which has the potential to benefit all shareholders through greater operating efficiencies.
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Project Rocky Q&A

•  How will existing Rochdale Atlas Portfolio shareholders be affected by the proposed acquisition?
Rochdale and Federated will make every effort to make the reorganization a seamless transaction for the shareholders. The same investment process, model and key members of the management team will continue to run the fund immediately after the closing. The boards of the Rochdale Atlas Portfolio and of the Federated funds have approved a reorganization whereby the Rochdale Atlas Portfolio will be reorganized into a new Federated fund that has been created as part of the Federated family of funds. The reorganization is subject to approval by shareholders of the Rochdale Atlas Portfolio.

•  What fees will Rochdale Atlas Portfolio shareholders be charged? (Response for those shareholders not currently receiving a fee waiver)
Shareholders will not be assessed any fees or charges related to the reorganization of the Rochdale Atlas Portfolio to the new Federated fund. [Shareholders should be referred to Rochdale for further information regarding their individual circumstance.]

•  What fees will Rochdale Atlas Portfolio shareholders be charged? (Response for those shareholders currently receiving a fee waiver)
Shareholders will not be assessed any fees or charges related to the reorganization of the Rochdale Atlas Portfolio to the new Federated fund. In the past, Rochdale Investment Management has credited back to those managed account clients who hold the Rochdale Atlas Portfolio the economic equivalent of the investment management fee associated with the Fund. However, in this new arrangement, the credit will no longer be given, as the new Federated fund will not be an affiliated fund of Rochdale Investment Management. [Shareholders should be referred to Rochdale for further information regarding their individual circumstance.]

•  Will Rochdale or its affiliates receive fees or other payments from the new Federated fund or Federated after the reorganization is consummated?
It is anticipated that broker/dealer affiliates of Rochdale Investment Management will be eligible to receive a shareholder service fee of 25 bps on assets held by each broker/dealer in the new Federated fund as compensation for shareholder services provided to the new Federated fund and its shareholders. This fee is paid directly by the Fund and is a fee which is customarily available to broker/dealers who provide shareholder services. Shareholder services include answering questions about the funds and maintaining shareholder accounts in the Funds.

Also after the reorganization, Rochdale's affiliated broker/dealers will be eligible to receive up to 50 bps on assets held by the broker/dealers in the new Federated Fund. This fee will be paid to the affiliated broker/dealers from the assets of Federated Securities Corp, the distributor of the Federated funds, or an affiliate, and will not be paid from the assets of the new Federated Fund.

•  Will Atlas shareholders call Federated in the future?
Rochdale private clients and their advisors should continue to contact their Rochdale portfolio manager to answer any questions about their portfolio, including questions about their international allocation.

•  How will the Rochdale Atlas Portfolio shares convert?
The value of each shareholder’s account will not change at the moment of conversion into the new Federated InterContinental Fund.

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Project Rocky Q&A

•  Will shareholders incur any tax implications as a result of the reorganization?
We do not anticipate this transaction to have a tax effect for Rochdale Atlas Portfolio shareholders.

•	Will Rochdale Atlas Portfolio shareholders be able to exchange into Federated products?
Subsequent to the closing, Federated will offer shareholders of the new Federated InterContinental Fund the opportunity to exchange into the same share class of other Federated products without a sales charge provided that the minimum investment amount is met. Federated’s normal redemption fee of 2 percent would apply to shares redeemed within 30 days.

•	Why didn’t Federated acquire all of Rochdale’s wealth management business?
Federated and Rochdale could reach a common understanding on the business and assets relating to Rochdale’s management of the Rochdale Atlas Portfolio that was in the best interest of the shareholders of that fund. Federated looked at the methodology used to manage Rochdale Atlas Portfolio and its strategy and returns and Federated decided to work toward an offer. Rochdale is a very successful wealth management firm that will continue to work with the very affluent to manage their wealth. It is their area of expertise. Federated’s core competencies are managing investment products, distribution of investment products and servicing those products.

•	What about the rest of the Rochdale Funds?
Federated and Rochdale could reach a common understanding on the business and assets relating to Rochdale’s management of the Rochdale Atlas Portfolio that was in the best interest of the shareholders of that fund. Federated looked at the methodology used to manage Rochdale Atlas Portfolio and its strategy and returns and Federated decided to work toward an offer. Only the assets of the Rochdale relating to its business of managing the Rochdale Atlas Portfolio are involved in this transaction. All the other Rochdale funds will continue to be managed by Rochdale with the same investment intelligence that Rochdale has applied to its family of funds since inception.

•	When do you expect the shareholder vote on approval of the reorganization to take place?
Sometime in the third quarter of 2007.

SECTION 3: Benefits to Rochdale & Federated

•	Why is this good for shareholders of the Rochdale Atlas Portfolio?
Federated has a long-standing reputation for world-class investment management and for high-quality shareholder servicing and we believe that Rochdale Atlas Portfolio shareholders will come to appreciate all the expanded services provided to them as shareholders of the Federated InterContinental Fund, which is as a part of the Federated family of funds.

The Atlas Portfolio will now have the resources of Federated’s global research and breadth/depth of international investing experience available to it.

Federated’s acquisition of certain intangible assets related to the management of the Rochdale Atlas Portfolio secures the process behind the Rochdale Atlas Portfolio and will be available in connection with the management of the new Federated fund. Federated also offers greater capacity to trade when world markets are open and the operations and reporting systems are more robust.

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Project Rocky Q&A

•	Why is the Rochdale Atlas Portfolio right for Federated?
Federated currently offers four international equity products and we believe that the Rochdale Atlas Portfolio, when it is reorganized into the new Federated InterContinental Fund, will complement Federated’s existing international products with its strong performance and its unique investing approach that focuses on country selection.

SECTION 4: Personnel and Locations

•	Who will manage the Atlas Portfolio?
We believe continuity of management is critical to the Atlas Portfolio’s success. Key members of the current investment team of the Rochdale Atlas Portfolio will manage the new Federated fund after the transition. Audrey H. Kaplan and Geoffrey Pazzanese will manage the new Federated fund using the same strategies, country allocation model and unique investment processes that are currently used in the management of the Portfolio. In addition, all of the sophisticated tools, technology and resources of Federated will be available to them.

•	Who will transition from Rochdale to Federated?
1) AUDREY KAPLAN—fund portfolio manager and senior vice president—quantitative research

Kaplan joined Rochdale Investment Management in 2004.  She leads Rochdale's quantitative research group.  With more than 18 years' experience in quantitative analysis, portfolio strategy and research, Ms. Kaplan's extensive global career includes hedge fund strategy consulting with BlueCrest Capital Management in London, European quantitative strategy for Merrill Lynch in London, global emerging markets research with Robert Fleming in London, and equity, fixed income and derivatives analysis with Salomon Brothers in Tokyo and New York.

She holds B.S. in computer and systems engineering from Rensselaer Polytechnic Institute and a Masters in Finance from London Business School.

2) GEOFFREY C. PAZZANESE—senior quantitative analyst

Pazzanese joined Rochdale Investment Management in 2001.  With seven years of industry experience, he has played a key role in developing the process and philosophy for Rochdale’s international and U.S. Large Cap strategies and is the senior quantitative analyst of the Rochdale Atlas Portfolio.  His previous experience includes working on the sell side with the international quantitative strategy group at Merrill Lynch and with the Italian engineering firm AXIS S.p.A. in Florence, Italy, as a sales and marketing manager for the North and Latin American markets.

He holds a B.S. in physics from the University of Wisconsin-Madison and a Master of International Management, with a focus on finance and the European Union, Thunderbird, The Garvin School of International Management.

Confidential - For Internal Use Only - Not to Be Sent to Clients/Reporters/Analysts

Project Rocky Q&A

•	Will the Rochdale Atlas Portfolio management team move to Pittsburgh?
They will actually move just a couple of blocks down the street to Federated’s global offices in mid-town Manhattan.

•	Do they have employment agreements with Federated?
Yes. Both Audrey and Geoff have employment agreements with Federated.

SECTION 5: Products and Performance

•	What is the Rochdale Atlas Fund’s performance?
The Rochdale Atlas Portfolio has an overall 5-Star rating from Morningstar with strong risk-adjusted performance at March 31, 2007. As of March 31, 2007, the fund outperformed its Lipper Category Average (International Multi-Cap Core) for the 1-, 3- and 5-year periods, ranking in the top quartile over each timeframe.
•	Why did Federated decide to change the name of the Rochdale Atlas Portfolio after the close of the transaction?
Due to some legal issues related to using the word atlas, Federated chose to brand the new fund as the Federated InterContinental Fund as we anticipate launching this new Federated fund into a broader distribution network that includes broker/dealers and bank broker/dealers among others.

•	What share classes will be offered in the new fund?
A, B, C, K and IS

SECTION 6: Investment Style & Process

•	How is Rochdale Atlas Portfolio’s investment process unique?
Rochdale has a unique approach to investing internationally. It focuses on country allocation, as research has demonstrated that country allocation, not stock selection, has generally been the key determinant of returns when investing internationally. Rochdale’s disciplined, multi-factor country ranking process strives to identify leading countries that offer the opportunity for strong returns relative to international benchmarks. Rochdale’s strategy is to invest in companies believed to be financially stable, leading companies selected from only those markets our research identifies as likely to be most attractive. Using our proprietary methodology, Rochdale works to determine which foreign markets are likely to generate the highest returns and then analyzes each country’s aggregate macroeconomic, company fundamental and market sentiment measures. After identifying these leading foreign markets, Rochdale Atlas Portfolio invests in companies believed to be each country’s leading companies across the industries driving economic growth. This process gives investors exposure in the most attractive foreign developed and emerging foreign markets that are believed to be the most attractive..

•	Will Federated make any material changes to Rochdale’s investment process?
No. Immediately after the closing, the fund will continue to utilize the proprietary methodology utilized by Rochdale that has demonstrated its success since the fund’s inception. Certainly all of the sophisticated tools, technology and resources of Federated will be available for the portfolio management team of the new Federated Intercontinental Fund as they continue to refine the investment strategy as global markets evolve.

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Project Rocky Q&A

SECTION 7: Fund Expenses & Fees

•	Are there any anticipated changes to expenses as a result of the reorganization?
The expense ratio for the new Federated fund (A shares), after accounting for anticipated voluntary waivers, is anticipated to decrease.

•	What are the Rochdale Atlas Portfolio expenses now?
The expense ratio of Rochdale Atlas Portfolio (RIMAX) is 1.70% per the 12/31/06 Annual Report.

Confidential - For Internal Use Only - Not to Be Sent to Clients/Reporters/Analysts